UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2022

Commission File Number: 001-38544

CENNTRO ELECTRIC GROUP LIMITED
(Translation of registrant’s name into English)

501 Okerson Road
Freehold, New Jersey 07728
(Address of principal executive offices)

(858) 263-4196
Registrant’s telephone number, including area code

N/A
(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On July 20, 2022, Cenntro Electric Group Limited (“Cenntro” or the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) for an aggregate financing of $58,300,000 with certain accredited investors. At the closing under the Purchase Agreement, which occurred on July 20, 2022, the Company issued to the investors (i) senior secured convertible promissory notes in the aggregate principal amount of $61,215,000 for an aggregate purchase price of $58,300,000 million (collectively, the “Notes”) and (ii) warrants (collectively, the “Warrants”) to purchase up to 24,733,336 ordinary shares, no par value per share, of the Company, which is equal to fifty percent (50%) of the conversion shares (as defined in the Notes) issuable to each investor under the Purchase Agreement upon conversion of the Notes.

The Notes, subject to an original issue discount of five percent (5%), have a term of twelve months and accrue interest at the rate of 8.0% per annum. The Notes are convertible into the ordinary shares at a fixed per share conversion price equal to $1.2375, subject to adjustments as set forth in the Notes. Under the Notes, the Company shall pay interest commencing on August 1, 2022, on the first trading day of each month, on each conversion date, and on the maturity date (as defined in the Notes), in cash or, at the Company’s option, in duly authorized, validly issued, fully paid and non-assessable shares.

At any time after the issuance of the Notes until the Notes are no longer outstanding, they shall be convertible, in whole or in part, into ordinary shares at the option of the purchaser, at any time and from time to time subject to the conversion limitations set forth in the Notes. The conversion price in effect on any conversion date (as defined in the Notes) shall be equal to the lesser of (i) the fixed conversion price or (ii) eighty-five percent (85%) of the ten (10) day VWAP during the ten (10) consecutive trading days ending on the trading day that is immediately prior to the applicable conversion date, and in each case subject to adjustment set forth in the Notes.

The Company is also issuing warrants to purchase up to a number of ordinary shares of the Company equal to fifty percent (50%) of the conversion shares with an exercise price equal to 130% of the conversion price as set forth in the Notes and are exercisable for five years following their issuance. The floor price for the Warrants is $1.00 per share.

The Company has agreed to register with the Securities and Exchange Commission (the “SEC”) the resale of the ordinary shares issuable upon conversion of the Notes and the exercise of the Warrants pursuant to the Registration Rights Agreement, dated July 20, 2022, by and among the Company and the purchasers’ signatory to the Purchase Agreement.

The Notes contain certain covenants, and events of default and triggering events, respectively, which would require repayment of the obligations outstanding pursuant to such instruments. The obligations of the Company pursuant to the Notes are (i) secured by all assets of the U.S. subsidiaries of Company pursuant to the Security Agreement and the Trademark Security Agreement, each dated July 20, 2022, by and among the Company, the subsidiaries of the Company and the holders of the Notes, (ii) guaranteed jointly and severally by the subsidiaries of the Company pursuant to the Subsidiary Guarantee, dated July 20, 2022, by and among the Company, the subsidiaries of the Company and the purchasers’ signatory to the Purchase Agreement, and (iii) guaranteed jointly and severally by the chief executive officer of the Company pursuant to the Performance Guaranty, dated July 20, 2022, by and among the Company, the chief executive office of the Company and the placement agent.

The offering was conducted pursuant to a placement agency agreement, dated July 20, 2022 (the “Placement Agency Agreement”), between the Company and Univest Securities, LLC (the “Placement Agent”). The Company paid to the Placement Agent a total cash fee equal to seven percent (7%) of the aggregate gross proceeds raised in this offering. The Company has also reimbursed the Placement Agent for all out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal fees, in the aggregate, US$150,000. Additionally, the Company issued to the Placement Agent warrants (the “Placement Agent Warrants”) for the purchase of 2,473,334 ordinary shares (equal to 5% of the conversion shares), with an exercise price of US$1.77 per share. The Placement Agent Warrants are exercisable from the date of issuance and have a term of five years from the date of issuance.

The Company currently intends to use the net proceeds from the offering for working capital and general business purposes.

Copies of the form of the Purchase Agreement, form of the Notes, form of the Warrants, form of the Registration Rights Agreement, form of the Security Agreement, the Subsidiary Guarantee, the Trademark Security Agreement, the Performance Guaranty, the Placement Agency Agreement, and form of Placement Agent Warrants are attached hereto as exhibits and are incorporated herein by reference. The foregoing summaries of the terms of the above agreements are subject to, and qualified in their entirety by, such documents.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information provided under Item 1.01 in this Current Report on Form 6-K is incorporated by reference into this Item 2.03.

Item 3.02.	Unregistered Sales of Equity Securities

The information set forth in Item 1.01 of this Current Report on Form 6-K is incorporated herein by reference. The Notes and the Warrants were issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), based on the exemption from registration afforded by Section 4(a)(2) of the Securities Act.

Item 7.01.	Regulation FD Disclosure.

The information under this Item 7.01, is deemed “furnished” and not “filed” under Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Cautionary Statements

This filing includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements. Actual results could vary significantly from those expressed or implied in such statements and are subject to a number of risks and uncertainties. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. The forward-looking statements involve risks and uncertainties that affect the Company’s operations, financial performance, and other factors as discussed in the Company’s filings with the SEC. Among the factors that could cause results to differ materially are those risks discussed in the periodic reports the Company files with the SEC. You are urged to carefully review and consider the cautionary statements and other disclosures made in those filings, specifically those under the heading “Risk Factors.” The Company does not undertake any duty to update any forward-looking statement except as required by law.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
4.1	Form of Senior Secured Convertible Promissory Note
4.2	Form of Investor Warrant
4.3	Form of Placement Agent Warrant
10.1	Placement Agency Agreement
10.2	Form of Securities Purchase Agreement
10.3	Form of Registration Rights Agreement
10.4	Form of Security Agreement
10.5	Subsidiary Guarantee
10.6	Trademark Security Agreement
10.7	Performance Guaranty

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 21, 2022

Cenntro Electric Group Limited

By:	/s/ Peter Wang
Name:	Peter Wang
Title:	Chief Executive Officer